Beckstead and Watts, LLP
Certified Public Accountants

2425 W. Horizon Ridge Parkway
Henderson, NV 89052
702.257.1984 tel
702.362.0540 fax

To Whom It May Concern:

We have issued our report dated June 10, 2005, accompanying the consolidated financial statements of XSInventory and Subsidiary on Form SB-2/A for the years ended December 31, 2004 and 2003 and the cumulative period from September 27, 2002 (inception) to December 31, 2004. We have also conducted reviews for the interim period ended September 30, 2005. We hereby consent to the reference to being named in the section "Interest of Named Experts and Counsel" and inclusion of the audit report dated June 10, 2005 and the review report dated December 6, 2005 in the Registration Statement of XSInventory on Form SB-2/A to be filed with the US Securities and Exchange Commission.

Signed,

Beckstead and Watts, LLP

February 1, 2006